BY FACSIMILE AND EDGAR TRANSMISSION

December 13, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MEDecision, Inc.
Registration Statement on Form S-1 (File No. 333-136532)

Dear Sirs:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, as representative of the underwriters, hereby join in the request of MEDecision, Inc. (the "Company") that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective by 9:00 a.m. (Eastern Standard Time), on December 13, 2006, or as soon thereafter as practicable.

Please note that our prior letter dated December 11, 2006 requesting acceleration of the Registration Statement at 3:00 p.m. on December 12, 2006 is hereby rescinded and superseded by this acceleration request.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated November 22, 2006, relating to the above-referenced offering have been distributed as follows during the period of November 22, 2006 through December 13, 2006:

3161	total copies distributed;
950	copies to prospective underwriters;
208	copies to institutional investors; and
129	copies to others.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Graham Powis

Name:	Graham Powis
Title:	Managing Director and Head of Equity Capital Markets